Rockwell Provides a Diamond Value Management Update and Further Additions to the Board and Management Team in Line with the Ongoing Rollout of its Strategic Plan

July 4, 2011 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces progress with the diamond value management programmes which it recently initiated to enhance diamond recoveries as well as changes to the board of directors and management team.

Diamond value management update:

Following on from the strategic review which was conducted at the beginning of the 2011 calendar year, Rockwell is taking further decisive action to improve the recovery of diamonds and turn its underperforming assets around. James Campbell, the newly appointed CEO and President of Rockwell who officially took office on June 1, 2011 explains: “Two factors crucial to successfully mining alluvial diamonds are the management of the geology and the metallurgical processes. We have invested significant time and effort in fully understanding our resources and the results have been confirmed by our independent qualified person. The grades and diamond values in our NI 43-101 reports are supported by actual production data and sales prices in addition to sample estimates. This conservative approach gives us comfort that they are currently accurate as we implement improved concentration and recovery technology to translate the resource into efficient extraction.”

The Company has accelerated a number of projects to enhance the recovery of diamonds on existing operations as well as at the Tirisano project, currently under development. These will be driven by Dr Kurt Petersen, a world renowned diamond metallurgist who has been retained by Rockwell to improve and sustain the Company’s rate of diamond recovery.

A review of the Saxendrift processing plant uncovered opportunities to considerably improve front end processing efficiencies. Based on these findings, the Board has approved the replacement of the current vibrating screen at the in-field screening plant with a 3.0m x 8.0m DabmarBivitec screen, which is fit-for-purpose technology designed to process wet and sticky ores at the required processing rates. The capital cost for the replacement screen will be $600,000.

“A diamond size frequency analysis of Saxendrift’s production also showed that by increasing the recovery cut off from the current 2.5mm to 5mm, we could significantly improve plant efficiency,” says Campbell. “In addition to improving the plant throughput, productivity gains could be realized by processing less fine materials and lowering overall waste volumes.”

There is a focus on maximizing the stones exceeding 10 mm in size and minimizing the costs associated with processing volumes of material that may provide little reward or even negative returns.

At the Tirisano project, Paradigm Project Management, a mine project management consulting firm with experience of constructing more than 100 diamond processing plants, has completed a plant review. Their report highlighted improvements to ensure that Tirisano delivers the anticipated grades after commissioning.

The mine management team has also been changed and strengthened (see management changes below) to ensure the effective implementation of the review recommendations and consequently the commissioning work schedule has been modified to accommodate the changes. The first two streams of the processing plant will be commissioned during the course of the third quarter of calendar 2011. A review of the flow diagrams is underway by the Company’s metallurgists to incorporate the latest recovery technologies and thereafter construction will resume on the remaining two streams.

Changes to the board of directors and management team:

The Company welcomes the appointment of James Campbell to the Board of directors with immediate effect.

“We are pleased to formalize James’ appointment to the Board of Rockwell,” says Dave Copeland, Chairman of Rockwell. “In his first month as CEO he has already swiftly put into action a number of initiatives to improve the Company’s long term performance and we are confident that under his leadership we will achieve our growth and value creation objectives.”

Rockwell is also pleased to announce the appointment of a new Chief Operating Officer to replace Graham Chamberlain who has agreed to assume the critical responsibility of General Manager, Tirisano, focussing his time on successfully developing this asset which is one of the Company’s most strategic assets, in order to ensure that it meets its full potential. In addition to these responsibilities, Graham will assume the role of Director of Rockwell Diamonds Northwest (a subsidiary of Rockwell) with the responsibility of further developing the Company’s relationship with its strategic regional partner, Magopa Minerals.

Michael Stanley Hunt will assume the role of Chief Operating Officer of Rockwell with effect from July 11, 2011. Michael has an excellent track record in diamond production, spanning more than three decades. Until joining Rockwell, he worked at Pangea DiamondFields plc as Operations Manager from 2007, keeping these responsibilities after its merger with IGE Resources AB, Sweden in December 2010. Previously he worked at De Beers for more than 20 years in numerous roles including Assistant Research Manager at the Diamond Research Laboratories; Mine Manager at their smallest mine, The Oaks and Assistant General Manager at the world’s largest diamond mine, Orapa. Michael has a M.Sc. in Advanced Chemical Engineering (Georgia Institute of Technology, USA) and is a professional engineer in South Africa (Pr. Eng.). He is a member of the Mine Metallurgical Manager’s Association of South Africa and the South African Institute of Mining and Metallurgy.

“We are delighted to have attracted a diamond production specialist of Michael’s calibre to the Rockwell team,” explains Campbell. “Building on our excellent understanding of Rockwell’s resources, our focus has migrated to diamond value management. Accordingly, we will optimize our metallurgical processes to consistently recover the high quality gem stones for which our mines are recognized. Michael is well equipped to lead these initiatives which are key to the Company’s turnaround.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell is also at an advanced stage of completing the acquisition of the Tirisano property.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production. In particular there can be no assurance that refinancing funds will be available to Rockwell on acceptable terms or any terms at all. For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.